UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
       OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number  1-3750


   Boatmen's Bancshares, Inc.
              (Exact name of registrant as specified in its charter)


   One Boatmen's Plaza, 800 Market Street, St. Louis, Missouri 63101 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


   Common Stock, $1.00 par value; Depositary Shares, each representing a 1/16th interest in a share of 7% Cumulative Convertible Preferred Stock, Series A, Stated value $100 per share, Liquidation Preference $400 per share; Convertible Subordinated Debentures, 6.25%, due 2011
            (Titles of each class of securities covered by this Form)


   None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [X]           Rule 12h-3(b)(1)(i)    [X]
         Rule 12g-4(a)(1)(ii)  [ ]           Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(2)(i)   [ ]           Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(ii)  [ ]           Rule 12h-3(b)(2)(ii)   [ ]
                                             Rule 15d-6             [ ]

      Approximate number of holders of record as of the certification or
   notice date:   0

      Pursuant to the requirements of the Securities Exchange Act of 1934, NB Holdings Corporation, as successor by merger to Boatmen's Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

   Date:  1/7/97                  By:  /s/ John E. Mack


   Instruction:   This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
   General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.